

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

Pete Asmus
Chief Executive Officer and Director
Alchemy Kings, Inc.
42062 B Street
Murrieta, CA 92562

Re: Alchemy Kings, Inc.
Form 1-A
Filed May 4, 2018
File Number 024-10833

Dear Mr. Asmus:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed May 4, 2018

Offering Summary, page 9

1. We note that the shares being offered have no voting rights. Please revise here to briefly explain why the company determined to attach no voting rights to the shares being offered.

You Will not have a Vote or Influence on the Management of the Company, page 35

2. Disclosures elsewhere in the Circular indicate that holders of Class A shares will have no voting rights whatsoever. Please revise the second sentence of your risk factor, therefore, to remove the mitigating language that a shareholder will "have a very limited ability...to vote on issues of Company management." In the alternative, revise your Circular to indicate where a Class A shareholder would have the ability to vote, albeit on a limited

Pete Asmus
Alchemy Kings, Inc.
May 22, 2018
Page 2

    basis.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Inessa Kessman, Staff Accountant at 202-551-3371 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at 202-551-3415 or Celeste Murphy, Legal Branch Chief at 202-551-3257 with any other questions..

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